William J. Leathberry
Senior Vice President, General Counsel and
Assistant Secretary

September 30, 2009

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510F
Attention:   H. Roger Schwall, Assistant Director
     John Lucas, Staff Attorney

Re:	Century Aluminum Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Schedule 14A
Filed April 13, 2009, as revised May 4, 2009
File No. 0-27918

Ladies and Gentlemen:

Century Aluminum Company, a Delaware corporation (the “Company”) hereby submits the following responses to the comments in the letter from H. Roger Schwall, Esq. of the Staff (the “Comment Letter”) dated September 17, 2009 with respect to the above-referenced Form 10-K (referred to herein as the “10-K”) and Definitive Schedule 14A (referred to herein as the “2009 Proxy Statement”).  Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff’s comments are italicized.

Form 10-K for the Fiscal Year Ended December 31, 2009

Customer Base, page 4

1.
We note that four of your customers account for 76% of your sales.  In addition, it appears from your disclosure on pages 45 and 46 that you have contracts with these significant customers that require them to purchase specified amounts of your aluminum production.  Please file these contracts, or tell us why you believe that you are not required to file them.

Response:  In 2008, the Company derived approximately 76% of its consolidated sales under contractual arrangements with four major customers: Southwire, Alcan, Glencore and BHP Billiton.  The Company does not believe it is required to file these contracts as exhibits because these contracts are of the type which ordinarily accompanies the kind of business conducted by the Company and its subsidiaries as provided in Item 601(b)(10)(ii) of Regulation S-K.  The Company notes that Item 601(b)(10)(ii)(B) of Regulation S-K would require the filing of “any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials.”  Although these contracts together accounted for a substantial portion of the Company’s consolidated sales during 2008, no individual contract accounted for a majority of the Company’s aluminum sales.  In addition, the Company does not believe that its business is substantially dependent on these contracts in the individual or aggregate.  Each of these contracts provides for the sale of aluminum at variable market-based prices determined by reference to the price of aluminum quoted on the London Metal Exchange (“LME”).  If the Company did not sell aluminum pursuant to these contracts, it believes that it could sell the aluminum at similar prices either to the LME itself, or to other third parties.

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940

831 642-9300 Phone
831 642-9328 Fax

U.S. Securities and Exchange Commission
September 30, 2009

Helguvik Greenfield Project, page 9

2.
We note that the Helguvik smelter, when completed, will support a complete potline of 360,000 rntpy.  However, you disclose that your operating license for the smelter only authorizes production of up to 250,000 mpty through 2024.  Please provide further disclosure of the steps you plan to take to secure appropriate licenses and any expected material related costs.

Response: As disclosed on page 32 of the 10-K, The Company has worked with the Government of Iceland to support an Investment Agreement, through legislation, providing governmental support for the Company’s Helguvik project similar to the one that was in place for the Company’s Grundartangi plant.  The effectiveness of the Investment Agreement required an Enabling Act to be enacted by the Icelandic Parliament adopting necessary legislative changes to enable the government to enter into the Investment Agreement and also required approval of the European Surveillance Authority.  As disclosed in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, the Enabling Act has now been approved by the Icelandic Parliament and in July 2009, the Investment Agreement was approved by the European Surveillance Authority.

The Investment Agreement includes a commitment by the Government of Iceland to assist the Company in obtaining necessary regulatory approvals for completion of the Helguvik smelter, including recognizing a staged approach to increasing authorized production to 360,000 mtpy.  The Company intends to provide updated disclosure to this effect in its 2009 Annual Report on Form 10-K.

Our Executive Officers, page 25

3.	Provide the complete five-year sketch required by Item 401(e) of Regulation S-K for Michelle M. Lair.

Response:  Please note the Company’s disclosure in the executive officers table on page 26 of the 10-K, which states that Michelle M. Lair has been the Company’s “Vice President and Treasurer since February 2007, Treasurer since June 2006, Assistant Treasurer from November 2005 to June 2006 [and] Corporate Financial Analyst for more than five years.”  We respectfully submit that the disclosure meets the requirements of Item 401(e) of Regulation S-K.

Management’s Discussion and Analysis, page 29

Historical, page 40

4.
We note your disclosure that you used $929.5 million of cash to terminate your fixed price forward financial sales contracts.  However, in note 10 on page 62, it appears that you paid over $1.3 billion in cash.  Please revise for consistency or advise.

Response:  The Company agrees that the discussion of the Statements of Cash Flows on page 40 of the 10-K should be revised to conform with the discussion in the notes to financials on page 63 of the 10-K.  Specifically, the discussion on page 40 should state that the Company used $1,315.3 million as payment for the termination of fixed price financial contracts.  The $929.5 million figure originally stated relates to the fair market value of the Company’s preferred stock issued in connection with termination of the fixed price financial contracts.  The Company hereby confirms that this change will affect only the narrative discussion on page 40 of the 10-K and will not affect the 2008 Statements of Cash Flows, footnotes thereto, or the table on page 40 of the 10-K, which were both prepared based on a payment of $1,315.3 million.  The Company will make this conforming change in its future filings.

Definitive Proxy filed April 13, 2009

Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

5.	Please provide the disclosure required by Item 406 of Regulation S-K with respect to your code of ethics and file it as an exhibit.

Response: The Company confirms that it will include the following disclosure in future filings:

“We have adopted a code of ethics that applies to all employees. A copy of the code of ethics is available on our Internet website at www.centuryaluminum.com and a copy will be mailed to any person, without charge, upon written request addressed to:

Corporate Secretary
Century Aluminum Company
2511 Garden Road, Bldg. A, Suite 200
                Monterey, California 93940

We intend to disclose any amendments to or waivers of our code of ethics on behalf of our Chief Executive Officer, Chief Financial Officer, Controller, and persons performing similar functions, on our website at the Internet website address set forth above.”

U.S. Securities and Exchange Commission
September 30, 2009

Proposal No. 1: Election of Directors, page 3

6.
We note your disclosure in footnote 1 that Mr. Strothotte was “designated to serve as a director by Glencore.”  Please describe any arrangement or understanding between you and Glencore regarding the selection of directors.  See Item 401(a) of Regulation S-K.

Response:  Under the terms of the Standstill and Governance Agreement dated as of July 7, 2008, by and between us and Glencore, Glencore may submit to our board one Class I nominee to stand for election to our board of directors. Inclusion of such nominee is subject to the consent of a majority of the members of our nominating committee, subject to the reasonable exercise of the fiduciary duties of such members.  Where applicable in future filings, the Company will include this and any other applicable disclosure regarding arrangements with respect to the selection of directors.

Related Person Transaction Policy, page 11

7.
We note that your policy exempts from review and approval by independent directors certain transactions with Glencore.  In section C.7. of the policy contained on your website, which you direct investors to in your disclosure, you state that the transactions listed in sections C.7(a) through (e) are exempted from this review and approval process.  We further note that there is no section C.7(e) listed in your policy.  Please tell us what transactions are covered by this section.

Response:  The Company notes that the reference to “clauses (a) through (e)” in Section C.7 of its Statement of Policy Regarding Related Party Transactions contains a typographical error as there is no clause (e) in Section C.7.  The Company will amend the Statement of Policy Regarding Related Party Transactions to change this reference to “clauses (a) through (d)” and post the corrected document on its website.

Compensation Discussion and Analysis, page 14.

Role of the Chief Executive Officer, page 18

8.
Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation between individual named executive officers.  In this section, describe the reasons for the substantial disparity between the compensation your CEO and the other named executive offers.

Response: The Company does not believe that the compensation policies or decisions for its Chief Executive Officer are materially different than for any of the Company’s other named executive officers. The Company believes that the higher base salary and the resulting possibility of higher annual bonus and long-term performance share opportunities of the Company’s Chief Executive Officer reflect the Committee’s assessment of the Chief Executive Officer’s experience, level of responsibility and potential contribution to the Company’s growth and profitability, and is supported by the Company’s benchmarking of comparable companies’ chief executive officers’ compensation. Moreover, the Chief Executive Officer’s base salary (as well as the base salaries of the Executive Vice President and Chief Financial Officer, the Executive Vice President, General Counsel and Secretary and the Executive Vice President and Chief Operating Officer) were based initially on arms-length negotiations in 2006 and 2007 with a new hire, and as such reflect a compensation level that the Company encountered in the marketplace at the time for the executive talent that the Company sought to retain.

9.
We note that your CEO consults with the compensation committee regarding the “corporate and individual goals” relevant to his own compensation, and that he recommends compensation levels for the other named executive officers.  Please clarify whether the CEO also recommends his level of compensation.  In addition, explain whether the CEO provides the board with an evaluation of his performance in light of the goals and objectives applicable to him.

Response:  The Company hereby clarifies that the CEO did not recommend his level of compensation to the Compensation Committee, although he gave a presentation to the Compensation Committee which provided an evaluation of the Company’s performance and the performance of the other named executive officers.  The Company will provide disclosure of the CEO’s actions in these two respects during 2009 in its 2010 Proxy Statement and future filings.

Compensation Program Details, page 19

10.
We note that you benchmark total compensation “at or around the mid-range of the market.”  Please clarify what constitutes the “market” for purposes of your compensation program.  In addition, for each element of compensation paid during 2008, please disclose the percentile represented by actual compensation for each named executive officer in relation to the “market.”  See Item 402(b)(2)(xiv) of Regulation S-K.

Response:  The Company notes that two sources are used to define the market. They are each considered independently and as a composite, averaged together, as described on page 16 of the 2009 Proxy Statement. The first source of market data is the proxy peer group. The proxy peer group is a group of publicly traded metals and other industrial companies, the composition of which is subject to change from year to year based on business conditions as summarized on page 16 of the 2009 Proxy Statement. The second source of data is Towers Perrin’s proprietary compensation database. The Committee reviews a custom sample of materials and industrial companies from the proprietary database.  Because some of these companies are larger than the Company, the compensation consultant size-adjusts the data using linear regression based on the relationship of company revenue and pay and/or by limiting the size of survey group companies to those with revenues of less than $5 billion. Each named executive officer’s compensation opportunity has been developed after consideration of the market data described above.

U.S. Securities and Exchange Commission
September 30, 2009

For 2008, the Committee generally targeted annual base salaries that, together with annual incentive cash compensation, long-term incentive compensation and retirement, provided the named executive officers with total compensation, on average, at or around the mid-range of the compensation ranges for similarly situated officers at the surveyed companies. As disclosed in the final paragraph on page 15 of the 2009 Proxy Statement, because the Committee retains discretion in making annual bonus awards and in determining the vesting of performance share units, the Committee retains the ability to make appropriate adjustments, if necessary, to adjust total compensation. For the 2009 Proxy Statement there were no material divergences from targeted total compensation or any element thereof for any named executive officer. The Company would generally consider a divergence of plus or minus ten percent from the median as a material divergence.  In future filings, as applicable and material, if there are material divergences from a targeted percentile, the Company will include disclosure discussing the reasons for the material divergence.

11.
Please revise to disclose all qualitative and quantitative performance targets or goals established for each compensation plan under which your NEO’s received compensation during the 2008 fiscal year, as well as your performance targets for 2009.  See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.  To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:  The Company notes that it received substantially the same comment as above in question 12 of the letter from the Staff dated September 26, 2007 (the “2007 Comment Letter”) and responded to the Staff on November 1, 2007 and provided supplementary information in a letter dated January 2, 2008.  On February 26, 2008 the Company received a letter from the Staff informing the Company that, based on the information provided by the Company as referred to above, in the Staff’s view, there was no basis to disagree with the Company’s decision to omit this information.

The Company’s basis for omitting this information in its 2009 Proxy Statement is substantially as set forth in the Company’s responses to the 2007 Comment Letter.  The Company’s Compensation Committee has determined that, based on the Company’s business (i.e., a cyclical commodity business) and the Company’s position in its industry, performance is best measured by a combination of (1) strategic goals and (2) operational and financial goals. The nature of performance with respect to the strategic goals (which are set in terms of specific targets with regard to acquisitions, expansions, and securing long-term contracts for power, labor and alumina) is subject to the Committee’s subjective evaluation. The degree to which performance is measured and assessed with respect to operational and financial goals is subject to adjustment by the Committee based on market forces, such as price changes in the LME and Midwest premium prices for aluminum (such adjustment being contemplated and allowed under the Implementation Guidelines and the Company’s Amended and Restated 1996 Stock Incentive Plan). In addition, the Committee retains discretion to determine that no award shall be payable. The Committee has determined that retaining this discretion, and using this discretion as set forth above, is necessary to assure that management is appropriately rewarded for performance. Because the Committee exercises substantial discretion in assessing the level of performance, the Company respectfully submits that disclosing additional specific criteria, all of which are subject to adjustment or subjective determination by the Committee, is not required.

In future filings, where specific quantitative or qualitative performance-related targets are material, the Company hereby reaffirms that it will disclose such targets or otherwise comply with the requirements of Instruction 4 to Item 402(b) of Regulation S-K.  Such disclosure would include, if appropriate, a discussion of how difficult it would be to achieve the target levels.

Performance Units & Time-vested Performance Share Units, page 22

12.	Please clarify that the time-vested performance share units do not contain any actual performance requirement other than continued employment with the company.

Response: The Company hereby clarifies that time-vested performance share units do not contain any performance-based vesting requirements other than continued employment with the Company.  The ultimate value of the award will, of course, vary based on the performance of the Company. The Company will provide enhanced disclosure to this effect in its 2010 Proxy Statement and future filings.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 831-642-9300.

Sincerely,
/s/ William J. Leatherberry
Senior Vice President and General Counsel